Placer Del Mar, Ltd.
                                3707 Fifth Avenue
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                                October 24, 2005


Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549


Re: Registration Statement on Form SB-2
    File No. 333-127736

Dear Ms. Howell,

Per your comment letter dated September 20th, 2005, we submit the following as a part of the first amendment to our registration statement on Form SB-2.

SUMMARY

1. We have added the disclosure regarding our being an exploration stage company as requested.

2. We have stated that there is no assurance when, or if, we will ever be listed on any exchange.

3. We have disclosed the name and location of the mineral claim. We have also disclosed that the nature of the company's ownership is a mineral rights option agreement.

RISK FACTORS

4.   We have revised several of the risk factors to remove any generic language.

5. We respectfully submit that we do not feel there is a risk factor necessary for our claim. Mr. Almarez agreed to grant us a 100% undivided right, title and interest in the mineral claim. We own 100% interest in this mineral claim, subject to a royalty of 10% of the net smelter returns payable quarterly to Mr. Almarez, with a maximum annual payment of $1,000,000. We have an option to, at any time, purchase Mr. Almarez's net smelter returns royalty for a one-time payment of $5,000,000.

SELLING SHAREHOLDERS

6.   We have disclosed the familial relationships amongst the shareholders.

7. We have that the company will file an amendment if there any changes in the selling security holders.

8.   We have removed this sentence.

PLAN OF DISTRIBUTION

9.   So revised.

10. We are not aware of any arrangements or agreements with any broker-dealer or underwriting firm to resell on behalf of the selling shareholders, and have so stated.

11. We have added a disclosure regarding the source of funds for the registration statement costs.

DIRECTORS AND EXECUTIVE OFFICERS

12. We have disclosed that Mr. Bravo does not have any technical or credentials training in mineral exploration. We have disclosed the amount of time Mr. Bravo spent on company business this last year. We have disclosed that Mr. Bravo does not have any significant responsibilities with other companies.

13.  We have disclosed the business nature of Bomuca, Inc.

14.  We have revised the disclosure referencing the location of Bomuca, Inc.

DESCRIPTION OF BUSINESS

15. We have rewritten as a non-technical summary and removed terms in the glossary that were not relevant.

16.  We have provided a re-written summary.

17.  We have corrected the statement regarding the mineral rights.

18. We have completely revised the Description of Business section to clarify the current status of our business and our proposed business operations.

19.  We have included the geologist consent as Exhibit 23.3.

20. The Mineral Rights agreement is the only document we have evidencing the claims.

21. The statistics were taken from the geologists report, we do not have copies of the sources he referenced. We have added a disclosure to the prospectus that the information discussed was taken from the geology report.

22. We have expanded the disclosure regarding the phases of our exploration programs and the requirements to proceed with any subsequent phases.

23.  We have included all the disclosures required by Industry Guide 7(b).

24.  We have included a map showing the location and access to the property.

25. We have clarified that Mr. Almarez has no relationship with management. We have disclosed Mr. Almarez has not optioned his mining claims interests to any other companies.

26. We have disclosed the material terms of the mineral rights agreement. We have corrected the agreement to remove the inadvertent reference to share issuances. The revised agreement has been initialed by both parties and has been included in it's entirety with this amendment.

COMPLIANCE WITH GOVERNMENT REGULATION

27.  We have added a discussion of the permits and costs requirements.

PLAN OF OPERATION

28. We have provided an anticipated budget and disclosed the source of financing.

29.  We have updated the cash balance.

30. We have provided a detailed plan of operations including a comprehensive disclosure of the direction we intend to take the company in the next twelve months.

31.  We have disclosed the exploration plans for our claims.

32. We have described the first stage of our exploration program in greater detail.

33. We have revised our disclosure to discuss our cash requirements over the next twelve months and whether additional funding will be required.

34. We have disclosed the company's current cash balance of $27,901. Initial exploration costs are estimated to be $15,000. We believe given our current cash position we will have sufficient funding to pay for our initial exploration program.

35. We have disclosed the company's current cash balance of $27,901. Professional fee costs are estimated to be $15,000. We believe given our current cash position we will have sufficient funding to pay for the cost of professional fees.

36. We have disclosed our director has agreed to provide short-term loans to the company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

37.  We have included the loan from Mr. Bravo in this section.

38.  We have named the promoter.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY....

39.  We have provided the disclosure required by Item 201(a)(2).

EXECUTIVE COMPENSATION

40.  We have revised the table.

FINANCIAL STATEMENTS

GENERAL

41. The financial statements and notes have been revised to use "An Exploration Stage Company".

42.  We have revised the financials to state they are in US dollars.

STATEMENT OF OPERATIONS

43.  We have included supplementally the weighted number of shares computation.

STATEMENT OF CASH FLOWS

44.  The loan proceeds have been presented as a financing activity.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

45. We have included as a separate paragraph in Note 1 a description of the nature of the exploration stage activities.

NOTE 8 - MINERAL PROPERTY

46. The financial statements have been revised and it is so noted on the top of each page.

GENERAL

47.  A current accountant's consent has been provided.

EXHIBITS

EXHIBIT 5.1

48.  The attorney has revised the consent.

49.  The attorney has revised the consent.


Sincerely,

/s/ Humberto Bravo
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Humberto Bravo
President & Director